Filed by Bank of America Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Countrywide Financial Corporation
Commission File No. 001-8422

NEWS
INVESTOR CONTACT: (818) 225-3550
David Bigelow or Lisa Riordan
MEDIA CONTACT: (800) 796-8448
GLASS LEWIS RECOMMENDS COUNTRYWIDE STOCKHOLDERS APPROVE ACQUISITION BY BANK OF AMERICA
CALABASAS, CA (June 13, 2008) — Countrywide Financial Corporation (NYSE: CFC) announced today that Glass Lewis & Co., a leading independent proxy advisory firm, recommends that Countrywide stockholders vote FOR the company’s proposed merger agreement with Bank of America (NYSE: BAC) at its special stockholder meeting on June 25, 2008. Glass Lewis joins ISS/RiskMetrics Group in its recommendation FOR the proposed merger.
The voting analyses and recommendations of Glass Lewis and ISS/RiskMetrics Group are relied upon by institutional investment funds, mutual funds and fiduciaries throughout the country.
Stockholders with questions or who need assistance voting their shares may call Countrywide’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 750-9499.
About Countrywide
Founded in 1969, Countrywide Financial Corporation is a diversified financial services provider and a member of the S&P 500, Forbes 2000 and Fortune 500. Through its family of companies, Countrywide originates, purchases, securitizes, sells, and services residential and commercial loans; provides loan closing services such as credit reports, appraisals and flood determinations; offers banking services which include depository and home loan products; conducts fixed income securities underwriting and trading activities; provides property, life and casualty insurance; and manages a captive mortgage reinsurance company. For more information about the Company, visit Countrywide’s website at www.countrywide.com.
Additional Information About this Transaction
In connection with the proposed merger, Bank of America has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide has mailed the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Countrywide’s website (www.countrywide.com) under the tab “Investor Relations” and then under the heading “SEC & other filings.”
Investor Relations
4500 Park Granada • Calabasas, CA 91302 • 818-225-3550
http://www.countrywide.com
  Countrywide Home Loans, Inc. and Countrywide Bank, FSB are Equal Housing Lenders. ©2007 Countrywide Financial Corporation.
Trade/service marks are the property of Countrywide Financial Corporation and/or its subsidiaries. All rights reserved.

Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Countrywide’s executive officers and directors in Amendment No. 1 to its Annual Report on Form 10-K/A filed with the SEC on April 24, 2008. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.
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Investor Relations
4500 Park Granada • Calabasas, CA 91302 • 818-225-3550
http://www.countrywide.com
  Countrywide Home Loans, Inc. and Countrywide Bank, FSB are Equal Housing Lenders. ©2007 Countrywide Financial Corporation.
Trade/service marks are the property of Countrywide Financial Corporation and/or its subsidiaries. All rights reserved.

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